82-1250

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

02042400

02 JUL -5 AM 10: 54

17th June, 2002

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

SUPPL

Dear Mr Goldberg

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

For your records please find enclosed announcements to the Australian Stock Exchange as follows.

07/05/2000	Appendix 3Y Nigel Forrester
04/06/2002	Tsumkwe – Discovery of 2nd Kimberlite
11/06/2002	Update on discovery of 2nd Kimberlite
14/06/2002	Gura 1 Microprobe & Telfer I.P. update

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
pp - Company Secretary

dlw 7/12

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements

14 June 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia
(Mount Burgess Mining N L 90%, Kimberlite Resources 10%)

As part of the testing programme of the Gura-1 kimberlite, discovered by the Company in November 2001, mineral grains of chrome diopside, pyrope garnet and chromite were submitted to an independent consultant for electronprobe microanalysis (EPMA).

The purpose of the EPMA analysis was to assess the kimberlite's diamond prospectivity using recently developed geochemical techniques.

Preliminary results from this study have now been received and the following conclusions have been drawn;

- From 22 chrome diopside grains determined to have formed in equilibrium with garnet lherzolite, 6 to 8 grains are consistent with **formation within the diamond stability field.**

- From 40 chromite grains tested, 26 grains are considered **potentially diamond prospective.**

Interpretation of these preliminary results indicates that the Tsumkwe project area overlies lithosphere/upper mantle consistent with a cratonic to marginal cratonic environment, with good probability of preserving conditions within the diamond stability field.

Due to the preliminary nature of this study, the consultant recommends that the results be supplemented with additional laser-ablation-inductively-coupled-plasma-mass spectrometry (LA-ICP-MS) work which may enable more definitive assessment of diamond prospectivity in the lithosphere/upper mantle.

Notwithstanding, the Company considers that these results further validate the results of exploration work to date and confirm the belief that the Tsumkwe project area holds high potential for the discovery of diamondiferous kimberlites.

Tim's Dome Prospect, Telfer, Western Australia - Gold
(Mount Burgess Mining N.L. 100%)

In the December 2001 quarterly report, the Company reported that structural mapping at Tim's Dome had identified numerous potentially gold and copper mineralised east/west cross cutting structures within a north/south mineralised corridor. Most previous exploration drilling at Tim's Dome has been drilled parallel to these east/west cross cutting structures.

A limited amount of drilling was conducted in the December quarter to test these east/west cross cutting structures, which produced the following results.

Hole ID	Northing (Local)	Easting (Local)	Orientation (dip/bearing)	Width (m)	From (m)	To (m)	Au g/t
TDAC001	27,479	6,445	-60°/360°	**12**	37	49	**1.60**
TDRC059	27,660	6,425	-60°/360°	**12**	49	61	**1.28 eoh***
			Including	**6**	55	61	**1.44 eoh***
TDRC061	27,580	6,425	-60°/360°	**7**	58	65	**4.89 eoh***
			Including	**2**	59	61	**13.45**
TDRC063	27,635	6,425	-60°/360°	**1**	19	20	**11.20**
				2	46	48	**2.02**

A recently completed gradient array IP and resistivity survey over an area 2.4 km in length and 500 m wide at the Tim's Dome prospect indicates numerous anomalous zones of sulphide enrichment and high density quartz veining, which tend to coincide with the east/west cross cutting structures mapped in the December 2001 quarter.

Diamond drilling is scheduled to commence in late June to test the anomalous zones identified in this survey.

Yours faithfully,



J J Moore
Director

Information in this report pertaining to the exploration results from both the Tsumkwe and Tim's Dome projects has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the fields being reported on.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
11 June 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia - Update on Second Kimberlite Discovery ("Nxa-on")
(Mount Burgess Mining N L 90%, Kimberlite Resources 10%)

Four percussion drill holes have now been drilled into the Nxa-on target which has been identified in the field as kimberlite. The four holes have been logged as follows:

Nam 62 (Discovery Hole)

0-2m	Calcrete and gravels
2m-46m	Kalahari sands, clays and granitic grits
46m-49m	Weathered kimberlite
49m-67m	Hole terminated in relatively unweathered kimberlite

Nam 63 (40m East of Nam 62)

0m-3m	Calcrete
3m-43m	Kalahari sands, clays and granitic grits
43m-48m	Weathered kimberlite
48m-67m	Hole terminated in relatively unweathered kimberlite

Nam 67 (45m South of Nam 63)

0m-5m	Calcrete
5m-42m	Kalahari sands, clays and granitic grits
42m-47m	Weathered kimberlite
47m-58m	Hole terminated in unweathered fine grained kimberlite

Nam 68 (45m south of Nam 67)

0m-4m	Calcrete
4m-44m	Kalahari sands, clays and granitic grits
44m-47m	Granitic grits with fine grained kimberlite
47m-58m	Hole terminated in unweathered fine grained kimberlite

The discovery area is densely wooded, severely restricting access. Consequently it is planned to conduct a gravity programme over the area to determine the extent of this kimberlite.

Tests will be carried out on the kimberlite drill chips recovered to date.

Potential for the Discovery of another Kimberlite

A percussion drill hole, drilled to the north east of the Nxa-on Kimberlite has intersected significant quantities of kimberlitic fragments from 21m-32m down hole (25m higher in the local stratigraphy than where the Nxa-on Kimberlite was intersected). As the palaeo slope of the basement host rocks (granites) in this area rises to the east, these kimberlitic fragments could be sourced from another kimberlite to the east, higher up the palaeo slope under thinner Kalahari sand cover. The kimberlitic fragments are fairly fresh and do not appear to be the same as the material from the Nxa-on kimberlite.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
4 June 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia -EPLs 2012, 2014, 2817, 2818 and 2819
(Mount Burgess Mining 90%, Kimberlite Resources 10%)

This is to advise that the Company was informed overnight, by its exploration team in Namibia, of the discovery of a second kimberlite at its Tsumkwe diamond project.

Drilling is continuing in the discovery area and as further information comes to hand the market will be informed accordingly.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Nigel Raymond Forrester**
Date of last notice	**App3X - Lodged 7 January 2002**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect Interest**						**Total**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nigel Raymond Forrester	Caroline Forrester (daughter)	Claire Forrester (daughter)	Jan Forrester (Spouse)	Est D M Forrester (late mother)	Salto Pty Ltd	Beta Man. Svc. S/F a/c	
Date of change	2/04/02	3/04/02					2/04/02	

+ See chapter 19 for defined terms.

No. of securities held prior to change A B	8,205,496 500,000	173,000	111,000	411,010 250,000	13,860	1,000,000	1,472,200	11,386,366 750,000
Class A B	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops
Number acquired A B	10,000	20,000					50,000	80,000
Number disposed A B	(50,000)							(50,000)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,350 ($6,500)	2,500					$6,500	
No. of securities held after change	8,165,496 500,000	193,000	111,000	411,010 250,000	13,860	1,000,000	1,522,000	11,416,366 750,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market trade**	**On market trade**					**On market trade**	